PMI Construction Group
                                2522 Alice Drive
                             West Jordan, Utah 84088
                                 (801) 718-7732

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August 29, 2007


VIA EDGAR TRANSMISSION
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Attention: Goldie Walker

Re:      PMI Construction Group
         Registration Statement on Form 10-SB
         Filed August 6, 2007
         File No. 001-33643

Dear Ms. Walker:

PMI Construction Group (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10-SB (File No. 001-33643), filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10SB12B. It should have been filed on Edgar as a Form 10SB12G.

Also, on August 28, 2007 Form 10SB12G/A was filed but has not been accepted or suspended. Request is also made to immediately withdraw this Amendment 1 and all exhibits to the registration statement on Form 10-SB/A. The Company desires to withdraw the Amendment 1 Registration Statement because the initial Registration Statement was filed incorrectly on Edgar as Form 10SB12B.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10-SB with the correct Edgar file designation.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (801) 718-7732.

Very truly yours,

/s/ Eugene Gronning